[redacted]

10029334

AB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted] 8 - 34988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBVA Compass Investment Solutions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 South 20th Street
(No. and Street)

Birmingham	**AL**	**35233**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Guerrera **(205) 297-6931**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *of individual, state last, first, middle name*)

420 North 20th Street, Suite 2400	**Birmingham**	**AL**	**35203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 01 2010

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/6

OATH OR AFFIRMATION

I, Darren Guerrera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BBVA Compass Investment Solutions, Inc., as of and for the year ended December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

MY COMMISSION EXPIRES JUNE 10, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

BBVA COMPASS INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Compass Bank)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 2400
420 N. 20th Street
Birmingham, AL 35203-3289
USA

Tel: +1 205 321 6000
Fax: +1 205 322 2828
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BBVA Compass Investment Solutions, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of BBVA Compass Investment Solutions, Inc. (the "Company," a wholly owned subsidiary of Compass Bank) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2010

BBVA COMPASS INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Compass Bank)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH	$ 947,707
COMMISSION INCOME RECEIVABLE	3,828,256
SECURITIES OWNED — At fair value	51,380,096
PROPERTY AND EQUIPMENT — At cost less accumulated depreciation of $1,348,932	661,874
INCOME TAXES RECEIVABLE FROM BBVA USA BANCSHARES, INC.	1,031,746
DEFERRED TAX ASSETS — Net	643,432
OTHER ASSETS	257,109
TOTAL	$58,750,220

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 3,875,451
SECURITIES SOLD, NOT YET PURCHASED	10,187
DUE TO PARENT	276,460
Total liabilities	4,162,098
COMMITMENTS, CONTINGENCIES, AND GUARANTEES (Note 8)	
STOCKHOLDER'S EQUITY:	
Common stock $0.01 par value — 400,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	3,491,439
Retained earnings	51,096,673
Total stockholder's equity	54,588,122
TOTAL	$58,750,220

See notes to financial statements.

BBVA COMPASS INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Compass Bank)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commission income	$41,674,820
Investment income	59,588
Other income	75,611
Total revenues	41,810,019
EXPENSES:	
Salaries and benefits	21,396,785
Administrative services	1,789,824
Clearing charges	1,567,642
Occupancy	1,497,003
Professional services	1,242,922
Travel and business development	944,237
Communications and data processing	617,372
Other	662,098
Total expenses	29,717,883
INCOME BEFORE INCOME TAX EXPENSE	12,092,136
INCOME TAX EXPENSE	4,607,172
NET INCOME	$ 7,484,964

See notes to financial statements.

BBVA COMPASS INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Compass Bank)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE — January 1, 2009	1,000	$ 10	$ 3,491,439	$ 43,611,709	$ 47,103,158
Net income				7,484,964	7,484,964
BALANCE — December 31, 2009	1,000	$ 10	$ 3,491,439	$ 51,096,673	$ 54,588,122

See notes to financial statements.

BBVA COMPASS INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Compass Bank)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 7,484,964
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	285,039
Deferred income tax benefit	(505,824)
Net change in operating assets and liabilities:	
Commission income receivable	(1,698,644)
Securities owned — at fair value	(16,549,629)
Income taxes receivable from BBVA USA Bancshares, Inc.	(423,274)
Other assets	442,345
Accounts payable and accrued expenses	775,944
Securities sold, not yet purchased	(17)
Due to Parent	52,689
Net cash used in operating activities	(10,136,407)
CASH FLOWS FROM INVESTING ACTIVITIES — Purchase of property and equipment	(43,397)
NET DECREASE IN CASH	(10,179,804)
CASH — Beginning of year	11,127,511
CASH — End of year	$ 947,707
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid during the year for income taxes	$ 5,425,778

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — BBVA Compass Investment Solutions, Inc. (the "Company") is an Alabama corporation and a wholly owned subsidiary of Compass Bank (the "Parent"), which is a wholly owned subsidiary of Compass Bancshares, Inc. (the "Holding Company"). The Holding Company was acquired by BBVA USA Bancshares, Inc. (BBVA USA), which is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in September 2007. The Company's operations consist of brokerage services whereby it acts as agent (on a fully disclosed basis) for securities transactions placed by customers of the Company. The Company's customers may or may not be customers of other entities affiliated, either directly or indirectly, with BBVA or its subsidiaries.

On July 1, 2009, BBVA Investments, Inc. (BBVAI) was merged with and into the Company. BBVAI was a registered broker-dealer operating under the control of BBVA. As BBVAI and the Company were entities under common control at and prior to December 31, 2008, the accounts of BBVAI, at historical carrying amounts, were combined with those of the Company as if BBVAI had been merged as of January 1, 2009.

The Company has a clearing agreement with a third-party broker-dealer who is authorized to carry customer accounts. The clearing broker clears transactions for the Company's customers and carries the accounts of those customers on a fully disclosed basis. The Company is not authorized to carry customers' accounts and does not hold customers' funds or securities in connection with such transactions.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash — The carrying amount of cash approximates fair value.

Securities Owned and Securities Sold, not yet Purchased — Securities owned and securities sold, not yet purchased, are recorded on a trade-date basis and are carried at fair value with changes in the fair value included in investment income. Realized gains and losses from the sale of securities are determined on a specific identification basis and recorded in investment income. Interest and dividends are recognized when earned and included in investment income.

Commission Income — Commission income and related expenses on brokerage (agency) transactions are recorded on the accrual basis on the transaction trade date.

Trailer Fees — Trailer fees received from mutual fund companies and insurance companies under Rule 12(b)(1) of the Securities and Exchange Commission (SEC) are recorded in commission income on the accrual basis as the fees are earned.

Property and Equipment — Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to ten years.

Income Taxes — The Company is included in the consolidated federal income tax return of BBVA USA. Income taxes are allocated by BBVA USA based on a comprehensive income tax allocation policy. This policy provides that income taxes are allocated as if separate income tax returns are filed by each subsidiary, with the applicable tax rate being the statutory tax rate of BBVA USA. At December 31, 2009, the Company had $1,031,746 in income taxes receivable from BBVA USA. Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period the change occurs.

Recent Accounting Pronouncements — In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01, Topic 105 – *Generally Accepted Accounting Principles – FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. The Accounting Standards Codification (the "Codification" or "ASC") is the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. The Company adopted this standard for the annual reporting period ending December 31, 2009. The adoption of this standard did not have a material impact on the financial statements.

In May 2009, the FASB issued an accounting standard related to subsequent events, which is effective for fiscal years ending after June 15, 2009. This standard sets forth the circumstances under which events or transactions occurring after the balance sheet date should be recognized and the disclosures that should be made about those events. This accounting standard was codified into FASB ASC Topic 855, *Subsequent Events*. The adoption of this standard did not have a material impact on the Company's financial statements. In accordance with the standard, the Company evaluated subsequent events through February 26, 2010, the date the financial statements were issued.

2. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and securities sold, not yet purchased, are stated at quoted market value at December 31, 2009, and consist of the following:

	Owned	Sold, Not Yet Purchased
Money market mutual funds	$51,380,096	$ -
U.S. government, state, and municipal obligations	-	10,187
	$51,380,096	$ 10,187

3. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of December 31, 2009:

	Estimated Useful Life (in years)	
Furniture and fixtures	5	$ 516,693
Equipment	3	617,269
Leasehold improvements	5	576,466
Software	3	300,378
		2,010,806
Less accumulated depreciation		(1,348,932)
		$ 661,874

4. RELATED PARTY TRANSACTIONS

Substantially all of the Company's cash is on deposit in an account with the Parent.

The Parent provides certain administrative services to the Company, such as accounting, auditing, and human resource services pursuant to an annual master affiliate services agreement. Amounts paid to the Parent related to this agreement during 2009 totaled $1,789,824 and are included in administrative services in the accompanying statement of income. The Company is also allocated external audit fees from the Parent; the allocation for 2009 totaled $215,576 and is included in professional services in the accompanying statement of income. Management believes the allocated costs are reasonable based on the type and nature of the services provided by the Parent on the Company's behalf.

Certain employees of the Company provide sales and support services to various insurance agencies owned by the Holding Company. The resulting revenues are recorded on the insurance agencies' books while the resulting expenses are recorded on the Company's books. The costs of these services are not separately identified by the Company; however, the Company is reimbursed by the insurance agencies for an amount that approximates such costs. The amount of the reimbursement is determined based on a percentage of the insurance agencies' revenues attributable to services provided by employees of the Company and is allocated as reductions to various expense line items. Management believes the amount of the reimbursement and allocation thereof are reasonable based on the type and nature of the services provided and are detailed in the table below:

Salaries and benefits	$ 12,199,690
Occupancy	599,290
Professional services	424,337
Travel and business development	296,820
Communications and data processing	350,416
Other	314,709
Total reimbursement from affiliated insurance agencies	$ 14,185,262

See Note 1 regarding income taxes receivable from BBVA USA.

5. INCOME TAXES

Income tax expense for the year ended December 31, 2009, consists of the following:

Current:	
Federal	$4,467,052
State	645,944
Total current	5,112,996
Deferred:	
Federal	(386,675)
State	(119,149)
Total deferred	(505,824)
Total income tax expense	$4,607,172

The effective tax rate for the year ended December 31, 2009, was 38.1%. The effective rate differs from the statutory federal corporate tax rate of 35% primarily due to state income taxes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2009, are presented below:

Deferred tax assets:	
Nondeductible accrued expenses	$1,080,124
Restricted stock	74,982
Commissions returns allowance	71,331
Medical benefits	66,666
Depreciation	31,550
Total deferred tax assets	1,324,653
Deferred tax liabilities:	
Pension	(681,221)
Total deferred tax liabilities	(681,221)
Net deferred tax asset	$ 643,432

The Company accounts for its uncertain tax positions under the provisions of FASB ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*). The Company had no liability for uncertain tax positions as of December 31, 2009, and does not expect any significant changes in this liability in the next twelve months. As discussed in Note 1, the Company is included in BBVA USA's consolidated federal income tax return. The Company files separate income tax returns in various state jurisdictions; the returns are not open to examination for the years prior to 2005.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of other expense in the Company's statement of income.

6. EMPLOYEE BENEFIT PLANS

The employees of the Company participate in certain benefit plans offered by the Holding Company, including a noncontributory pension plan, employee stock ownership plan, health insurance plan, and various other health-related plans. The actuarial information applicable to the Company's portion of the pension plan is not determinable. All costs associated with these plans are paid by the Parent and are allocated pro rata to the Company based on compensation of full-time employees. These allocated costs were $2,651,049 during 2009 and are reflected in salaries and benefits in the accompanying statement of income.

7. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $49,613,875, which was $49,337,081 greater than its required net capital of $276,794, and the Company's aggregate indebtedness to net capital ratio was approximately 8%.

Proprietary accounts held at the Company's clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

8. COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position or results of operations of the Company.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liability with regard to this right. During 2009, the Company paid the clearing broker an immaterial amount related to these guarantees. In addition, the Company has the right to pursue collection on performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted the provisions of FASB ASC 820, *Fair Value Measurements and Disclosures* (formerly FASB Statement No. 157, *Fair Value Measurements*), which provides a framework for measuring fair value. FASB ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within this fair value hierarchy is based upon the lowest level of

input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices in active market for identical assets or liabilities.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or by other means.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities would include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar pricing techniques based on the Company's own assumptions about what market participants would use to price the asset or liability.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments under the fair value hierarchy is set forth below. These valuation methodologies were applied to the Company's financial assets and financial liabilities carried at fair value effective January 1, 2008. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as other unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Securities owned and securities sold, not yet purchased, are recorded at fair value on a recurring basis. At December 31, 2009, securities owned and securities sold, not yet purchased, consisted of money market mutual funds traded on an active exchange; thus, the fair value of these instruments is based on quoted market prices.

The following table summarizes the assets and liabilities measured at fair value on a recurring basis:

		Fair Value Measurements Used		
	Fair Value — December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned	$51,380,096	$ 51,380,096	$ -	$ -
Securities sold, not yet purchased	10,187	10,187	-	-

10. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties may include broker-dealers, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk to its commission income receivables. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2009, the Company has assessed each of these counterparties and noted no material risks or loss.

* * * * * *

SUPPLEMENTAL SCHEDULES

BBVA COMPASS INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Compass Bank)

SCHEDULE I

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity from statement of financial condition	$54,588,122
Deductions and/or charges — nonallowable assets:	
Unsecured receivables	1,417,428
Property and equipment	661,874
Other assets	1,832,287
Other deductions	34,648
Total deductions and/or charges	3,946,237
Net capital before haircuts on securities positions	50,641,885
Haircuts on securities	1,028,010
NET CAPITAL	$49,613,875
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 276,794
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 276,794
Excess net capital	$49,337,081
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$49,198,684
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 3,875,451
Due to Parent	276,460
TOTAL AGGREGATE INDEBTEDNESS	$ 4,151,911
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	8.37 %
RECONCILIATION OF REPORTED NET CAPITAL (UNAUDITED) TO NET CAPITAL PER SCHEDULE I:	
Net capital — as reported in Company's Part II (unaudited) FOCUS report	$49,644,711
Adjustment to income tax accounts	(30,836)
Net capital per Schedule I	$49,613,875

BBVA COMPASS INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Compass Bank)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

BBVA Compass Investment Solutions, Inc. (the "Company") claims an exemption from Rule 15c3-3 under exemptive provision (k)(2)(ii) of that rule. The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis and promptly transmits all customer funds and securities to its clearing broker. This clearing broker carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto, pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Company has complied with the above exemptive provisions of Securities and Exchange Commission Rule 15c3-3 as of and for the year ended December 31, 2009.

Deloitte.

Deloitte & Touche LLP
Suite 2400
420 N. 20th Street
Birmingham, AL 35203-3289
USA

Tel: +1 205 321 6000
Fax: +1 205 322 2828
www.deloitte.com

February 26, 2010

BBVA Compass Investment Solutions, Inc.
15 South 20th Street
Birmingham, Alabama

In planning and performing our audit of the financial statements of BBVA Compass Investment Solutions, Inc. (the "Company", a wholly owned subsidiary of Compass Bank) as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Suite 2400
420 N. 20th Street
Birmingham, AL 35203-3289
USA

Tel: +1 205 321 6000
Fax: +1 205 322 2828
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
BBVA Compass Investment Solutions, Inc.
Birmingham, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation ("Form SIPC-7T") to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by BBVA Compass Investment Solutions, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single ("FOCUS") reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2010

BBVA Compass
Investment Solutions, Inc.

(A Wholly Owned Subsidiary of Compass Bank)

Financial Statements as of and for the
Year Ended December 31, 2009,
Supplemental Schedules as of December 31, 2009,
and Independent Auditors' Report and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document